SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  Ryanair Announces 6 New routes ACROSS EUROPE

                    CAGLIARI BECOMES RYANAIR'S 127th AIRPORT

                         50% off all fares to Celebrate

Ryanair, Europe's largest low fares airline, today (13th Dec) announced 6 new routes across Europe from its bases in Barcelona, Bremen, Milan, Pisa, Rome and Stansted as well as increased flights from its bases at Cork and Shannon. Ryanair now operates 438 low fare routes across Europe.

Announcing these new routes, Peter Sherrard, Ryanair's Head of Communications said:

        "These 6 new routes mark the arrival of low fares at our 127th airport, Cagliari in Sardinia. Over the next 12 months, Ryanair's growth across Europe will enable 50M passengers to save money with our lowest fares and our "no fuel-surcharge" guarantee.

        "These 6 new routes are available for immediate booking on www.ryanair.com, and to celebrate we are offering 50% off fares on every route so passengers should get online immediately, as demand for fares this low will be very strong".


NEW ROUTES

From           To                 Commences           Frequency

Barcelona      Cagliari           27th Mar            3 weekly
Bremen         Malaga             3rd Apr             3 weekly
London         Brussels           1st Jun             4 weekly
Milan          Valladolid         2nd Mar             4 weekly
Pisa           Cagliari           16th Jan            3 weekly
Rome           Madrid             1st Mar             Daily


INCREASED FREQUENCIES

From     To             Commences        Frequency increase

Cork     Liverpool      16th Jan         4 to 7 weekly
Shannon  Edinburgh      28th Mar         3 to 4 weekly
Shannon  Manchester     28th Mar         3 to 4 weekly



        "In order to accommodate these new routes the following 6 routes will cease operations as follows;

        Brussels- Salzburg 16th Apr
        Liverpool - Kerry 16th Jan
        Pisa - Friedrichshafen 16th Jan
        Frankfurt - Billund 9th Jan
        Frankfurt - Shannon 24th Mar
        Newcastle - Oslo 24th Mar



Ends:

Peter Sherrard - Ryanair
Tel: 00 353 1 812 1228

Pauline McAlester - Murray Consultants
Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 December, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director